January 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Patrick Fullem

Re:	Nxu, Inc.

Registration Statement on Form S-4, as amended

Originally filed on November 12, 2024

File No. 333-283114

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Nxu, Inc. (the “Registrant”) respectfully requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to be effective at 4:00 p.m., Eastern Standard Time, on January 27, 2025, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Michael M. Donahey of Snell & Wilmer L.L.P. to orally modify or withdraw this request for acceleration. Please contact Mr. Donahey at (602) 382-6381 or Eileen Vernon at (213) 929-2551 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,
Nxu, Inc.

By:	/s/ Mark Hanchett
Name:	Mark Hanchett
Title:	Chief Executive Officer

cc:	Michael M. Donahey, Snell & Wilmer L.L.P.
Serge V. Pavluk, Snell & Wilmer L.L.P.
Eileen Vernon, Snell & Wilmer L.L.P.